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19005453

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consolidated Financial Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 North Meramec Avenue
(No. and Street)

Clayton	MO	63105-3702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Stiffelman (314) 727-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201	Saint Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Alan Stiffelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consolidated Financial Investments, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARL C. BARDENHEIER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: March 30, 2020
Commission Number: 12528764

Signature

President
Title

Carl Bardenheier
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

December 31, 2018

CONSOLIDATED FINANCIAL INVESTMENTS, INC.
St. Louis, Missouri

Table of Contents

December 31, 2018

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Consolidated Financial Investments, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Consolidated Financial Investments, Inc. (the Company) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Consolidated Financial Investments, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Cummings, Ristau & Associates, P.C.

We have served as the Company's auditor since 2003.

St. Louis, Missouri
February 11, 2019

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2018

ASSETS

Cash and cash equivalents	$ 40,516
Deposits with clearing organizations	50,000
Receivable from clearing broker	64,575
Investments in equity securities, at estimated fair value	40,785
Furniture and equipment, net of accumulated depreciation of $78,347	-
Other assets	9,143
	$ 205,019

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	41,356
Subordinated borrowings	80,000
	121,356
Commitments and contingencies	-
Stockholders' equity:	
Capital stock, no par value; 30,000 shares authorized; 1,250 shares issued and outstanding	21,000
Additional paid-in capital	133,280
Accumulated deficit	(70,617)
Total stockholders' equity	83,663
	$ 205,019

See accompanying notes to statement of financial condition.

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2018

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

The Company has an agreement (the Agreement) with a clearing broker (the Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed on both straight-line and accelerated methods for financial reporting purposes over three to five years. Depreciation expense of $1,133 was charged to operations for the year ended December 31, 2018.

Income Taxes

The Company has elected to be taxed as a Subchapter "S" Corporation. As a Subchapter "S" Corporation, the Company does not pay federal or state corporate income taxes on its income; instead, the stockholders are liable for individual income taxes on the Company's taxable income. Therefore, no provision for federal or state income taxes is included in these financial statements.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

CONSOLDIATED FINANCIAL INVESTMENTS, INC.

Notes to Statement of Financial Condition

(continued)

Fair Value Measurements
The Company uses fair value measurements to make fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income, and cost approaches. Based on these approaches, the Company uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. Financial assets and liabilities carried and/or reported at fair value will be classified and disclosed in one of the following three categories:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.
- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or value assigned to such assets or liabilities.

The only assets of the Company that are carried at fair value on a recurring basis at December 31, 2018 are the trading account investments, which use Level 1 valuations.

Subsequent Events
The Company has considered all events occurring subsequent to December 31, 2018 for possible disclosures through February 11, 2019 the date these financial statements were available to be issued.

NOTE 2 – CLEARING ARRANGEMENT
The Agreement provides the Broker with liens upon all of the Company's property held by the Broker, including, but not limited to, securities, deposits, monies, and receivables. These liens secure the Company's liabilities and obligations to the Broker. Pursuant to the Agreement, the Company maintains with the Broker, as collateral against losses due to nonperformance by its customers, a minimum deposit of $50,000.

NOTE 3 – TRADING ACCOUNT INVESTMENTS IN EQUITY SECURITIES
Investment securities owned by the Company at December 31, 2018 consisted of 500 shares of NASDAQ Stock Market, Inc. common stock, which are carried at estimated fair value based on current market quotations.

NOTE 4 – NOTE PAYABLE AND SUBORDINATED BORROWINGS
The Company entered into subordinated debt agreements with three of its stockholders on October 31, 2012 in the amount of $80,000. The subordinated debt agreements bear interest at the rate of 10%, payable quarterly through the scheduled maturity dates. Of the total $80,000 outstanding, $60,000 of such subordinated debt agreements mature on October 30, 2021, and the remaining $20,000 on October 30, 2022.

NOTE 5 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $144,602, which was $94,602 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company did not experience any material losses of this nature during the year ended December 31, 2018.

The Company does not anticipate nonperformance by the customers' counterparties in the normal course of business. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.